Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: July 16, 2007

Important Information

In connection with the proposed Offer, RBS expects to file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from RBS and the other Banks, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of RBS and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets and the integration of such businesses and assets by RBS being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. RBS does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Merrill Lynch International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortis, RBS and Santander and as underwriter for Fortis, RBS and Santander, and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis, RBS and Santander for providing the protections afforded to customers of Merrill Lynch International nor for providing advice to any other person in relation to the proposed Offer.

The Royal Bank of Scotland plc, which is authorised and regulated in the United Kingdom by the FSA, is also acting as financial adviser to RBS and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than RBS for providing the protections afforded to customers of The Royal Bank of Scotland plc nor for providing advice to any other person in relation to the proposed Offer.

Any Offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

The following is a transcript of remarks during a conference call with analysts and institutional investors on July 16, 2007 with Sir Fred Goodwin, Group Chief Executive, Royal Bank of Scotland.  A webcast of the conference call was posted on RBS’s website on July 16, 2007.

TRANSCRIPT OF JULY 16, 2007 CALL WITH ANALYSTS AND INSTITUTIONAL INVESTORS

RBS

Presenter: Sir Fred Goodwin

Monday 16th July 2007

09h00 BST

Operator:                                              Good morning ladies and gentlemen and welcome to today’s conference call.  I will now turn the call over to Sir Fred Goodwin, Group Chief Executive of RBS.   Please go ahead Sir Fred.

Sir Fred Goodwin:                                                 Thanks.  Good morning everyone, thank you very much for taking the time to call in.  Two releases to discuss, one from the consortium confirming the bid is at 38.40 and a separate announcement from RBS just basically trying to explain the differences from the bid and the document we put out back on 29th May.  It was tempting to try and restate everything but actually on reflection we thought it was better just to highlight the changes.  The changes are few and far between but obviously following the court decision on Friday we’re not going to get LaSalle now so LaSalle as a business is out of the deal and it has been replaced by cash.  As you cycle the effects through the transaction of the company we are issuing about a third of the equity we would have been issuing in the previous transaction.  Most of the financial metrics actually remain remarkably similar.  There’s one area of dis-synergy now which we’ve factored in and reduced our synergy numbers accordingly which arises because we’re not now acquiring LaSalle, business gets done between Business Unit North America which we do propose to acquire and LaSalle and we’ve reflected the fact that some of that is likely to go to Bank of America.  Those are the changes essentially, probably the time this morning is best used if I now hand over to you and try and answer any questions that you have.  So who wants to go first?

Operator:                                              Thank you Sir Fred.  Ladies and gentlemen, if you would like to ask a question, please press the * key followed by the digit 1 on your telephone keypad.  Please ensure that the mute function on your telephone is switched off to allow your signal to reach our equipment.  We will pause for just a moment to give everyone an opportunity to signal for questions.

Our first question comes from Simon Samuels of Citigroup.  Please go ahead.

Simon Samuels:                                                         Yes, good morning Fred, it’s Simon here at Citigroup.  Two questions if I can actually, first of all you obviously did under the original Go Shop agreement you obviously did put in that I think it was a $24 billion bid for LaSalle conditional on buying the rest of ABN.  I was wondering if you could just talk about the reason why you’ve decided not to kind of revisit that in terms of…is your legal advice that the conditionality of buying the rest of ABN effectively meant that that bid wasn’t valid?  That was the first question, I’ve got a second related.

Sir Fred Goodwin:                                                 I’ll take that one first and then we can pick up your second question.  The 24.5 was a number that was issued in the context of a very particular circumstance and a very particular situation regarding the Go Shop provisions.  It was a conditional price, it was conditional on us being successful with our acquisition of the rest of ABN AMRO so we’d effectively be buying the business from ourselves.  As history now records the board of ABN AMRO did not progress that and so that closed and as of Friday the court decided that it didn’t need shareholder approval, so I think from our perspective the LaSalle matter is closed and we move on, so looking at the impact of that on our bid we’ve outlined today a couple of areas of change.  It still remains a very attractive opportunity for us and one that we’re keen to progress.

Simon Samuels:                                                         Ok, thank you.  The second question was just: can you tell us what’s happening to the integration costs associated with the cost synergies that you’re targeting?

Sir Fred Goodwin:                                                 They come down to about 2.7, 2.8 billion, something like that.

Guy Whittaker:                  2.7 Fred.

Simon Samuels:                                                            Sorry, I didn’t catch that number?

Sir Fred Goodwin:                                                 2.7 billion down from 4 in the previous version.

Simon Samuels:                                                              Ok, thank you.

Operator:                                                                                             Thank you.  Our next question comes from Peter Toeman of HSBC.  Please go ahead

Peter Toeman:                                                                    Yes Fred, I just wanted some more exposition on the changes in the synergy benefits, both the cost and revenue synergies.  I wondered if we were to assume that the change to 481 million on revenue synergies down from 742 reflects any sort of reassessment of the degree of revenue attrition that might happen if you put two investment banking businesses together.

Sir Fred Goodwin:                                                 The only change is really to North America.  There’s no revisiting of the synergies.  We have certainly made allowances for attrition or dis-synergy as it’s become known Peter, in the first bid we’ve not changed that.  What changes here though is the fact that Business Unit North America had in it income arising from business which it did with LaSalle customers and obviously in the event of us owning LaSalle that was fine and dandy but once you put LaSalle into Bank of America’s hands we would anticipate that Bank of America would themselves try and do some of that business so it seemed appropriate to make allowance for that.

Peter Toeman:                                                                   Right, and could I just check with you where you feel the group’s capital ratios will end up?  I think before you talked about a 4% equity Tier 1 ratio.  I just wondered if there was any update you could give us or if you saw those numbers…

Sir Fred Goodwin:                                                 It was 4.25 I think we said.

Guy Whittaker:                  Fred, shall I take that?  We’re still targeting Peter on a proportional consolidation basis 4.25 and 7.1 with the pref share component at 40%.  If you look at it on a consolidated basis with the benefit of the equity minority interest of our partners, we’d expect a core Tier 1 on close of 4.85 and a Tier 1 of 7.4 with roughly pref component around 35%.

Peter Toeman:                                    Ok, thanks.

Operator:                                              Thank you.  Our next question comes from Robin Down of HSBC.  Please go ahead.

Robin Down:                          Sorry, there’s several of us coming from HSBC.  I really had three very quick questions, two really points of detail.  I just wonder if you could elaborate a bit more on what you see the timetable as being going forward from here and related to that I don’t think we’ve had any comment about dividend expectations at ABN.  I think ABN are due to pay an interim dividend some time in August.  I’m assuming that that’s still going to go ahead under the timetable you’ve got.

Sir Fred Goodwin:                                                 We’re assuming that as well Robin so that’s an easy one to answer.

Robin Down:                          In terms of timetable this is a revision to a previous offer rather than an entirely new offer, isn’t it, so the original timetable just still stands.

Sir Fred Goodwin:                                                 Yes, and we’ll be moving forward to have…Santander and Fortis I think have already announced EGM dates.  We’ll be announcing a date shortly.  We aim to be in a position early August where we’ve got all that behind us, but it is a revision to an existing offer.

Robin Down:                          Just as a sort of final question, in terms of the LaSalle business it sounds like you’re washing your hands somewhat of it, you’re accepting that you can’t get hold of it now.  Can we presume though that you’ll be in touch with Bank of America at some stage and perhaps looking to buy selected parts of that?  The impression we always got was that there were certain bits that they wanted and there were certain bits that you wanted and they weren’t necessarily the same bits.

Sir Fred Goodwin:                                                 Absolutely.  The problem is of course that price was a stumbling block as well, they’re paying a very full price for the business and by splitting it you give rise to a tax charge that wouldn’t otherwise be there, so we did find it difficult to see how you could get a set of numbers that we’d want to come and face the world with.  Sitting here today to be honest I don’t see that happening.  If we got a phonecall we always listen to phonecalls but I don’t see that as likely.

Robin Down:                          Ok, great.  Thanks very much.

Operator:                                              Thank you.  James Alexander of M&G has our next question.  Please go ahead.

James Alexander:                                                    Two related questions.  One is just in terms of the cash pile that will now be inside ABN AMRO, what are the plans for distributing that between the consortium members or does RBS get it all because that’s the same?

Sir Fred Goodwin:                                                 That’s all in the numbers we’re looking at today James in terms of the consideration and how much of it’s cash and how much of it’s the reduced equity issue and so it’s folded into these numbers.

James Alexander:                                                     Does that mean effectively you’re buying cash for cash?

Sir Fred Goodwin:                                                 That’s one way to look at it, yes.

James Alexander:                                                   So if that cash gets paid presumably quite quickly because there’s no point in having it hanging around in the consortium, how does that alter the weighting of the ownership of the consortium because presumably Fortis now would be pretty quickly the lead owner of the consortium, so I don’t quite understand going forward why RBS is seen as the leader of the consortium if it’s got a minority shareholding in the consortium vehicle?

Sir Fred Goodwin:                                                 We were the minority shareholder in the consortium ab initio under the previous version anyway, we had a 38% share of it.  I’m not sure the leader gets many prizes in all of this James or whether there’s much to do with it different from what you’d have to do to integrate these businesses anyway.  The proportion of ownership within the bidco will change almost straight away from day one anyway.  You’re right, as the cash pile changes there’s one thing, as we divest the businesses and we’d expect to divest some of these businesses very quickly to Santander and to Fortis the percentages change again, so the change from day one through to a point where the bidco ceases to exist, so that’s what we anticipate happening at the moment.  As to who leads I think you come down to what is it that they’re leading and what is the task that you’re leading?  As you look at the ABN AMRO Group it’s present in about 53 or so countries.  Of those 53 countries we are the only representation in…the businesses we’re acquiring have representation in about 50 of them, so us leading with the regulators in those countries and the regulators generally seems pretty much a no-brainer.  It also seems to us that the businesses we’re acquiring are by far the most complex businesses within the ABN AMRO Group, so it’s easier to cut the businesses that Fortis and Santander are acquiring out from the group rather than to cut the businesses we’re acquiring out from the group, so it’s very much driven by common sense and pragmatism rather than any considerations of ego or who the leader is.  The percentages in the company will change straight away.

James Alexander:                                                  Maybe just to come back quickly I was thinking in terms of the Dutch regulator in particular because when you sold Antonveneta and Brazil and you’d given the cash back to yourselves, it would look pretty much quickly that Fortis would have something like 60% of the consortium, 65% and you’d have 30%, 35%, so I’m wondering what the Dutch regulator would make of you leading the vehicle when Fortis has the majority ownership for three years or so while you work out how to split the Dutch business?

Sir Fred Goodwin:                                                 It won’t take us three years to work out how to split the Dutch business first of all.  We will own a substantial part of the Dutch business.  Fortis will have the retail part of it but there’s still a big cash management platform and the remainder of the wholesale banking business, big chunks of it are still in the Netherlands.  The Dutch regulator is fully aware of what we’re doing and I think actually it was partly the Dutch regulator’s suggestion that we have a single member of the consortium leading it and RBS is by far the most obvious candidate to do that.

James Alexander:                                                  I’m just slightly concerned about the relationship between you and Fortis when they own 60% and you own 40% of a vehicle when you’re trying to agree on how to split the Dutch business.

Sir Fred Goodwin:                                                 We have agreed how to split the Dutch business, all we’re talking about…the only bit of the Dutch business that’s going to be split is there are some wholesale clients.  There is already a business called Business Unit Netherlands, they get all of it except for the very largest customers at the top end of that.  Rough numbers, Guy has this information at his fingertips, the profits of Business Unit Netherlands if they were €1.1 billion, the bit we’re acquiring is about €65 million.

Guy Whittaker:                  That’s about right Fred.

Sir Fred Goodwin:                                                 So this is a rounding error and a rounding error as to precisely which customers come to us, I’m not exactly sure, but it’s not something that’s causing a lot of lost sleep.  We’re agreed with Fortis who gets what and we’ll agree exactly how the customers are split and the consortium shareholder provides mechanisms for us to adjust consideration to reflect what each party gets, so it’s not a big deal.  It’s something that isn’t changing between the deal that was on the table last week and the deal that’s on the table today.

James Alexander:                                                  Ok.

Sir Fred Goodwin:                                                 Thanks James.

Operator:                                              Thank you.  Our next question comes from Tomas Anderman of ICAP.  Please go ahead.

Tomas Anderman:                                              Thank you and good morning.  A quick question for you Sir Fred, in terms of the timing, I just wanted to return to that very quickly, when do you foresee obtaining the necessary approvals to issue the offer documentation and proceeding forward and will it be in a timeframe commensurate for the Barclays offer and the like?

Sir Fred Goodwin:                                                 It’s certainly imminent Tomas, we’re very far in advance with it.  As ever with these things we’re partly in the hands of others, various regulators need to approve the documentation before it can go out but it feels imminent.

Tomas Anderman:                                              So you would say in the next couple of weeks, week or two?  Is that imminent?

Sir Fred Goodwin:                                                 Yes, that sort of time.

Tomas Anderman:                                              Thank you very much.

Operator:                                              Thank you.  Riccardo Ricciardelli of Millennium Capital has our next question.  Please go ahead.

Riccardo Ricciardelli:                                 Yes, good morning.  Is this the final bid we should assume from the consortium on ABN or would you be prepared to increase your offer in case of Barclays re-launching as the 2% accretion in 09 doesn’t leave much room for you?

Sir Fred Goodwin:                                                 I’m not answering a question as to whether our bid’s final or not and you know why.

Riccardo Ricciardelli:                                 Sorry?

Sir Fred Goodwin:                                                 You know why I can’t answer a question about whether our bid’s final or not.  What I can tell you is that we think this is the same price as we put on the table last week.  This price is a very attractive price for ABN shareholders and it’s a very attractive price for our shareholders and no-one else has put a price on the table at this point that’s remotely close to this, so why anyone would be thinking about another offer beats me, but as a technical matter I wouldn’t answer that question.

Riccardo Ricciardelli:                                 So it’s still open.  Sorry, just one clarification, is the 38.40 not included in the 65 cents dividend for ABN, right?

Sir Fred Goodwin:                                                 That’s correct.

Riccardo Ricciardelli:                                 Thanks.

Operator:                                              Thank you.  As a reminder, to ask a question in today’s question and answer session, please press *1.  Our next question comes from Arturo de Frias of Dresdner.  Please go ahead.

Arturo de Frias:            Hello, good morning.  Obviously LaSalle is now gone but you now say that this revised offer is conditional to ABN not selling any other business or asset in the group, but I was thinking as things are now it’s very, very unlikely that Barclays will think that they have any possibility with their offer being worth probably €4-5 less than yours and being mostly in paper rather than in cash, so I would expect them to do something else to try to improve some of their chances and the only thing that they can probably do is to sell more assets of ABN AMRO, particularly Brazil or Italy or even both.  What would you do in this eventuality?

Sir Fred Goodwin:                                                 I think there’s been enough to-ing and fro-ing in the transaction so far with things without me getting involved in a further hypothetical discussion.  We’ve put to the board of ABN AMRO a very straightforward and very attractive offer for the business.  We expect them to consider that offer and do what they think is best for their shareholders.  If Barclays want to make some other proposals I’m sure they’ll feel able to make them and I think we should wait to see what they are before getting involved in the hypotheticals.  But I agree with you that their offer as it currently stands is substantially lower than this one, so they would have to do something.

Arturo de Frias:               Exactly, but you wouldn’t expect them to sit and see how they are defeated, so they will for sure do something else.

Sir Fred Goodwin:                                                 Well, if you say so.  I think it would be best to leave it to Barclays to decide what they want to do and no doubt they’ll tell people when they’ve made that decision.

Arturo de Frias:               Ok, thank you.

Operator:                                              Thank you.  Our next question comes from Michael Gladstone of Magnetar.  Please go ahead.

Michael Gladstone:                                         Hey there.  Are you expecting ABN to recommend this offer and if so by when?

Sir Fred Goodwin:                                                 It would seem to me there would have to be a good reason not to but it’s very much for their boards to consider it and we would expect them to do so and I think the ball’s in their court now to decide what to do with this.  It’s only out this morning so we’ll see what they do but it’s probably a question you would need to address to them Michael.

Michael Gladstone:                                         Right.  They would have only received it this morning as well.

Sir Fred Goodwin:                                                 I made a courtesy call to Arthur and Rijkman yesterday but they’re only seeing the written version today.

Michael Gladstone:                                         More a question for Barclays’ side than for you but I guess Barclays, their offer would be comparable or potentially greater than the value of your offer if their stock were to trade up over the next 2-3 weeks.  How would you react to that or not at all?

Sir Fred Goodwin:                                                 I think it would be quite a bit of trading up.  Certainly it looks as if they’re not going to win, their stock goes up.  I think most people would make an assumption that we’d be trying to figure out what the stock price would be if they were going to win…you guys can all work these things out for yourselves.  I think our objective this morning is to clarify our bid which is by far I think it currently stands as the most attractive that’s on the table.  Because it’s largely in cash of course it removes some of the vagaries are involved, largely removes the vagaries that are involved in being based on equity.

Michael Gladstone:                                         Is there a risk that ABN chooses not to recommend either offer and just leaves it open?  How would you see that playing out?

Sir Fred Goodwin:                                                 I guess anything’s feasible and that’s why I don’t want to try and second guess what anyone else might do at this point.  In that situation I guess it would be for shareholders to decide for themselves and I’m sure the sense I have is that shareholders are well able to decide for themselves anyway, so I don’t think people would blindly follow our recommendation of the board, of any board in any event.

Michael Gladstone:                                         Sure.  Ok, great, thank you.

Sir Fred Goodwin:                                                 Thanks.

Operator:                                              Thank you.  Our next question comes from Lee Dunlop of Cazenove.  Please go ahead.

Lee Dunlop:                               Good morning, my apologies if this question has already been answered, I came on a little bit late but I was just wondering whether you had any timing visibility from the Dutch National Bank and if you have a response to claims regarding the regulatory risks of your proposal?

Sir Fred Goodwin:                                                 I don’t think there are any inherent regulatory risks to what we’re proposing at all, it’s a very straightforward proposal and all of the consortium members are organisations of the highest standing in terms of their relations with regulators and their track record with regulatory matters.  I don’t think there’s any regulatory risk as such but we need regulatory approval in a number of countries around the world.  We’ve already got approval from the FSA.  We’ve been working hard with the DNB, we’re going through the same process with the DNB as Barclays are going through with the DNB, exactly the same process, we do that in parallel and we’re well advanced with the other regulators in the 53 countries I mentioned earlier on.  So no-one should for a minute assume anything.  No-one has regulatory approval until they have it and we’d never take that for granted, but things are going as well as could be expected on the regulatory front at this point, good progress has been made and we hope that it will continue to be made.  There’s nothing in what we’re proposing which is particularly controversial.  We’re proposing that the various parts of the group find their way into the hands of organisations who are already conducting business in all of the countries in question, so it doesn’t seem to me from a regulatory point of view that what we’re proposing is all that controversial.

Lee Dunlop:                               Have you been given any timing visibility by the Dutch National Bank in terms of when they expect to conclude their processes?

Sir Fred Goodwin:                                                 No, I don’t think there’s been any indication given as to when the process will end for us or will end for Barclays.  It’s an iterative process with all regulators, not just with the DNB that as they do work and get answers to one question that maybe gives rise to other questions and the process moves on, so it’s not finished until it’s finished, but our sense of it is that it’s moving along well.

Lee Dunlop:                               Ok, but there’s no reason to think of adjusting the Q4 completion period in your mind?

Sir Fred Goodwin:                                                 Not at this point.  Clearly we do want to move this ahead as quickly as we can but I think realistically Q4 would be a sensible point to keep.

Lee Dunlop:                               Ok, thank you very much.

Sir Fred Goodwin:                                                 Thanks.

Operator:                                              Thank you.  Sandy Chen of Panmure Gordon has our next question.  Please go ahead.

Sandy Chen:                            Morning.  I just had two probably straightforward questions.  I wanted to get a sense of what the PBT is that you’re buying.  In the earlier offer you were paying €27 billion for €1.7 billion in PBT.  What’s the estimate for the PBT that you’re buying with €16 billion now?

Sir Fred Goodwin:                                                 I’ll pass that one over to Guy.  I haven’t spent a lot of time looking at that.  I always tend to look at the numbers with the synergies folded in, I think that takes us down to a P/E of something just below 8 that we’re buying.  Guy, do you want to…?

Guy Whittaker:                  Yes I do Fred.  The slight difficulty on this is obviously there aren’t consensus earnings forecasts for LaSalle and certainly not under IFRS so what we’ve done is taken the consensus analysts’ forecasts for the ABN Group and deducted if you like our estimates of LaSalle and it comes in at just a little over 20 times earnings on a 2007 basis and as Fred said that reduces on the same metric to around 7.9 on a full run rate synergy basis for 2007.

Sandy Chen:                            Right, ok.  The other question I had was more a general question on fair value adjustments on the ABN book.  Given the broader concerns about sub-prime US exposure, CDOs and mortgage backed securities, is that part of the book going to be mainly in the RBS part and do you have an estimate of what the fair value adjustments that may be crystallised upon acquisition might be?

Sir Fred Goodwin:                                                 Guy, do you want to pick up that one as well?

Guy Whittaker:                  The answer is where there are specific hedges against part of the portfolio that would accrue to either ourselves, Fortis or Santander then the hedges would move with the underlying assets or liabilities and will be for the account.  If there are general hedges at the group centre then they would be shared amongst the consortium.  As for the fair value I do not have at this stage any visibility into what that number could be.

Sandy Chen:                            That’s understandable.  Thanks very much.

Operator:                                              Thank you.  Our next question comes from Lionel Tritalou of Insight Investment.  Please go ahead.

Lionel Tritalou:                  Hi, I might have missed this question at the very beginning of the call but could you confirm what will be the financing mix of the 16 billion, 5 billion of share swap and what will be the remainder made of?

Guy Whittaker:                  Shall I take that one as well Fred?

Sir Fred Goodwin:                                                 Thanks Guy.

Guy Whittaker:                  5.2 billion of equity, about 5.3 billion of preference shares and the balance as senior debt.

Lionel Tritalou:                  Ok, and also in terms of…I’m not quite sure I heard correctly the revised integration costs.

Sir Fred Goodwin:                                                 2.7.

Lionel Tritalou:                  2.7, ok.  Thank you very much.

Operator:                                              Thank you.  As there are no further questions I will turn the call back to Sir Fred for closing remarks.   Thank you.

Sir Fred Goodwin:                                                 Thanks for calling in everyone.  I think it sounds from the questions you’ve got the bones of this down very well.  As ever if there are any further questions as things move along then Guy, Richard and I will be happy to try and answer them.  In simple terms what you’ve got today is the deal as was on the table last week with the LaSalle business removed and the LaSalle cash in its place with an adjustment to reflect some dis-synergies in North America.  But again thank you for calling in and we’ll be happy to take any more questions in the course of the day or coming days.  Thanks very much.

Operator:                                              Thank you.  Ladies and gentlemen, that will conclude today’s conference.  Thank you for your participation, you may now disconnect.

END OF TRANSCRIPT